United States securities and exchange commission logo





                              August 29, 2023

       Charles Boulanger
       Chief Executive Officer and Director
       LeddarTech Holdings Inc.
       4535, boulevard Wilfrid-Hamel, Suite 240
       Quebec G1P 2J7, Canada

                                                        Re: LeddarTech Holdings
Inc.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted July 31,
2023
                                                            CIK No. 0001981462

       Dear Charles Boulanger:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 Submitted July 31, 2023

       Cover Page

   1. We note your disclosure on the cover page that Prospector Sponsor LLC is a Cayman
                                                        Islands company. This
is inconsistent with your definition of    Sponsor    as    Prospector
                                                        Capital Sponsor, LLC, a
Delaware limited liability company.    Please revise.
   2. We note that the registration statement refers to the PIPE Financing. Please revise the cover page to highlight
the terms of the PIPE Financing. Also expand your disclosure on the cover page and
throughout the filing to highlight material differences in the terms and price of securities
issued at the time of the IPO as compared to the PIPE Financing.
 Charles Boulanger
FirstName
LeddarTechLastNameCharles Boulanger
            Holdings Inc.
Comapany
August 29, NameLeddarTech
           2023           Holdings Inc.
August
Page 2 29, 2023 Page 2
FirstName LastName
3.       We note your disclosure on page 56 that consummation of the PIPE
Financing is a
         condition of closing and that    any failure of the PIPE Investors to
fund their Tranche B
         purchase concurrently with the closing of the Business Combination will make it more difficult for Prospector to complete the Business Combination as
contemplated.    State on
         the cover page that the consummation of a PIPE Investment is a condition to the Business
         Combination and clarify that such financing is necessary for the parties to meet the
         Minimum Proceeds Condition and thus complete the Business Combination. If true, include disclosure that any delayed payment from the PIPE Financing could cause payment to redeeming shareholders to also be delayed.
4. We note your assumption that there will be no redemptions. Please revise to provide balanced disclosure on the cover page by providing the equity stakes assuming additional redemption scenarios, up to and including maximum redemptions.
5.       We note your disclosure that    If a substantial portion of the
Prospector Class A Shares are
         redeemed in connection with the Business Combination and we are not successful in raising additional capital, we will be unable to comply with the minimum cash balance requirement under the Desjardins Credit Facility following the closing of the Business
         Combination.    Please highlight this on the cover page. Also clarify
the number of
         redemptions that must occur in order for the company to be unable to comply with the minimum cash balance requirement.
Risk Factors, page 20

6. Please include a risk factor discussing the risk that your exclusive forum provision may result in increased costs for investors to bring a claim in the chosen forum.
Unaudited Pro Forma Condensed Consolidated Financial Information
Description of the Business Combination, Related Transactions and Adjustments for Other
Material Events, page 69

7. Please disclose how you determined Amalco's aggregate equity value of US$200 million.
8. With respect to the PIPE investors' 40% interest, please quantify the respective number of shares as follows:
             parenthetically, explain how you calculated the 20 million Company Common Shares outstanding immediately prior to the Closing, of which 7.9 million shares are held by
             PIPE Investors; and
             parenthetically, state that the PIPE Investors will receive 1,000,000 of the 5,000,000
             Surviving Company Earnout Non-Voting Special Shares issued prior to Closing.
Basis of Pro Forma Presentation, page 75

9. Refer to the table hereunder reflecting the pro forma ownership of Surviving Company
         Common Shares following the Business Combination. Please expand footnotes (1), (3)
         and (4) to make clear how the underlying outstanding shares in the historical financial
 Charles Boulanger
LeddarTech Holdings Inc.
August 29, 2023
Page 3
         statements as of March 31, 2023 were subsequently adjusted based on their respective conversion and/or exchange transactions arising from The A&R Prospector Governing
         Documents Proposal on the prospectus, resulting the above-reported shares.
10. Tell us how you considered providing a separate pro forma column so that it is transparent how the share issuances, conversion and exchange transactions contemplated in the A&R
         Prospector Governing Documents Proposal have been given effect in your pro forma presentation. Refer to Article 11-02(b)(4)(ii) of Regulation S-X. Unaudited Pro Forma Condensed Consolidated Statement of Loss for the year ended September
30, 2022, page 79

11. Please include pro forma transaction accounting adjustments for the expenses charged against Deficit in the pro forma statement of position. In this regard, it appears you should include adjustments for the expenses in adjustments 4(c), 4(i), 4(k), 4(p), 4(q) and
         4(r). Refer to Article 11-02(a)(6)(i)(B). Disclose within each supporting footnote that the adjustment is for a non-recurring expense, as applicable.
12. Please disclose what the $31,815,708 adjustment under note 4(k) represents and advise us.
13. Please remove adjustments 5(d), 5(e), 5(g) and 5(i) which eliminate the subject non-
         recurring expenses included in the historical financial statements. In lieu of these adjustments, please explain the nature of these expenses and the amounts that are non-
         recurring. Refer to Article 11-02(a)(11)(i).
14. Refer to footnote 5(g). It appears you should give pro forma effect to the charge that will be incurred upon the automatic acceleration of vesting of all ESOP and MSOP options.
Unaudited Pro Forma Condensed Consolidated Statement of Loss for the Six Months Ended
March 31, 2023, page 80

15. Please remove adjustments 6(g), 6(i), 6(k) and 6(j) which eliminate the subject non-
         recurring expenses reflected in the historical financial statements. In lieu of these adjustments, please disclose in the notes the nature of these expenses and the related amounts that are non-recurring.
4. Adjustments to the Pro Forma Condensed Consolidated Statement of Financial Position, page
93

16. Refer to note 4(l). Addressing the respective conversion rates, please make clear how
       LeddarTech's 5,976,388 Class A, B, C, D-1 and D-2 preferred shares were converted into 99,387,510 common shares prior to the Business Combination. To the extent that the
FirstName LastNameCharles Boulanger
       conversion reflects favorable changes to the original conversion terms or the payment of
Comapany    NameLeddarTech
       additional             Holdings
                  consideration,         Inc.
                                 please disclose how it was given pro forma
effect in the Pro
       Forma  Condensed
August 29, 2023 Page 3     Consolidated Statement  of loss.
FirstName LastName
 Charles Boulanger
FirstName
LeddarTechLastNameCharles Boulanger
            Holdings Inc.
Comapany
August 29, NameLeddarTech
           2023           Holdings Inc.
August
Page 4 29, 2023 Page 4
FirstName LastName
The Business Combination, page 105

17. We note the Prospector Board has recommended shareholders vote "FOR" the transaction.
         We further note that Messrs. Aberle and Stone serve on the board of directors of
         LeddarTech, and that all of your officers and directors except Ron Lumbra have direct or indirect investments in LeddarTech. Please clarify how Prospector's board considered the conflicts of interest presented by the affiliation between Prospector and LeddarTech and the overlapping nature of directors and officers of Prospector and LeddarTech in negotiating and recommending the Business Combination.
Prospector's Board of Directors Reasons for the Approval of the Business Combination, page
112

18. Revise to discuss all of the factors that Prospector's Board of Directors considered in deciding to approve the Business Combination, including any negative material factors.
Information about LeddarTech, page 205

19. Provide an overview of your business plan for the next 12 months, including how and when the company intends to generate revenue from its fusion and perception software business. As part of your disclosure, include a discussion of any key operating metrics the company uses or intends to use in evaluating the business.
20.      We note your disclosure that you have discontinued LeddarTech   s
modules and
         components business, and that you have not generated material revenue from your continuing ADAS business. We further note your risk factor on page 21 indicating that you may not generate meaningful revenue from your ADAS business moving forward.
         Please revise this section, and elsewhere as appropriate, to more clearly differentiate the aspects of your business that have been discontinued with those of your business plan moving forward. As part of your disclosure, be sure to clearly discuss the fact that the company has not yet generated material revenue from its planned business operations.
LeddarTech's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Transition to a Pure-Play Automotive Software Business Model, page 222

21.      Please disclose the remaining carrying amounts of the Modules and
Components
         businesses as of March 31, 2023 that will be subject to impairment. For additional context, please summarize the total impairment costs as of the year ended September 30, 2022 and the interim period ended March 31, 2023.
22. So that it is transparent to investors, please disclose the total revenues that you have
         recognized under your    Pure-Play    Automotive Software Business
Model for all periods
         presented.
 Charles Boulanger
FirstName
LeddarTechLastNameCharles Boulanger
            Holdings Inc.
Comapany
August 29, NameLeddarTech
           2023           Holdings Inc.
August
Page 5 29, 2023 Page 5
FirstName LastName

Results of Operations - Comparison of Six-Month Periods Ended March 31, 2023 and 2022,
page 226

23. Please make clear what portion of the reported revenues consist of recurring engineering revenues, software sales based on unit sales, licensing fees and maintenance fees related to
         the    pure play    automotive software and those from the
discontinued components and
         modules businesses. Further identify any significant elements of your loss from continuing operations which do not arise from or are not necessarily representative of the
         LedderTech's ongoing business. In this regard, we note that most of your revenues consist of product sales. Refer to Instruction 2 to Item 303(c) of Regulation S-K.
Liquidity and Capital Management, page 233

24.      You disclose that    in order for the Company   s anticipated
financial resources to be
         sufficient to meet its capital requirements for the 12 months following the date hereof, if the Surviving Company does not raise additional capital in connection with the Business
         Combination, even if there are no redemptions of Prospector Class A Shares, the
         Company or the Surviving Company, as applicable, will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its
         debt obligations.    Revise to discuss the company   s plans, if any,
to meet the minimum
         cash balance requirement.
Certain Prospector Relationships and Related Party Transactions, page 274

25. We note that Messrs. Aberle and Stone serve on the board of directors of LeddarTech, and that all of your officers and directors except Ron Lumbra have direct or indirect investments in LeddarTech. Please revise this section to provide a detailed discussion of any and all the transactions entered into with LeddarTech by each of your officers and directors, either directly or indirectly and quantify their respective ownership interests in
         LeddarTech. For each transaction, be sure to specifically identify the officer or director involved and their relationship with LeddarTech. Refer to Item 404 of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 302

26. Please revise to disclose the names, including identifying the natural person(s) that hold voting and/or dispositive power of the relevant shares, of all entities that are beneficial owners.
Consolidated statements of financial position, page F-3

27. In light of the retrospective restatement, tell us how you considered presenting a third statement of financial position. Refer to IAS 1.40A-40B.
28. Please provide a separate note on non-controlling interest that describes your basis for measurement.
 Charles Boulanger
LeddarTech Holdings Inc.
August 29, 2023
Page 6
Notes to the consolidated financial statements
1. Nature of operations and going concern uncertainty, page F-8

29. Regarding your strategic decision to divest your modules and components businesses during FY22 per your disclosure on page 222, tell us how you considered presenting the related non-current assets as either held for sale or discontinued operations. Refer to paragraphs 6 and 13 of IFRS 5.
2. Summary of significant accounting policies
Intangible Assets, page F-16

30. We understand from your disclosures elsewhere in the filing that certain of the development costs are associated with the Components and Modules businesses that will be divested. Please separately disclose the expected remaining useful lives of such development costs to the extent that they remained in use as of the period ended.
Defined contribution pension plans, page F-19

31. We note that portions of your contributions to the Canadian and Israeli subsidiary defined contribution plans were capitalized as intangible assets. Please disclose the amounts capitalized, the particular category of intangible assets in which these amounts were included, and your basis for capitalization pursuant to the applicable accounting guidance.
10. Intangible Assets, page F-26

32. Please tell us how you considered disaggregation of development costs into smaller classes in order that your investors may better understand the nature of such costs that were impaired and those that are recoverable. Refer to paragraphs 59, 66-67, and 119 of
         IAS 38.
16. Other component of equity, page F-39

33.      Citing the terms and conditions under which the NCI holder   s right
under the put option is
         exercisable, please explain why the put option may be deemed a component of equity and
         "will not be marked to market at each reporting date thereafter." Refer to the pertinent guidance under IAS 32.
Notes to the unaudited interim condensed consolidated financial statements - Three and six months ended March 31, 2023
2. Summary of significant accounting policies, page F-65

34. Please disclose your revenue recognition policy as it relates to the "Pure-Play Automotive
FirstName LastNameCharles Boulanger
       Software Business Model" described on page 222. Addressing your Tier 1 design and
Comapany    NameLeddarTech
       integration win, please Holdings Inc. significant judgments with respect to the application disclose your
Augustof29,paragraphs
             2023 Page123-126
                       6       of IFRS 15.
FirstName LastName
 Charles Boulanger
FirstName
LeddarTechLastNameCharles Boulanger
            Holdings Inc.
Comapany
August 29, NameLeddarTech
           2023           Holdings Inc.
August
Page 7 29, 2023 Page 7
FirstName LastName
General

35.      In your letter to shareholders, you disclose that    if redemptions by
Prospector   s public
         shareholders cause the parties to be unable to meet the Minimum Proceeds Condition, then the Company will not be required to consummate the Business
Combination.    Please
         clarify the amount of redemptions that may occur that would cause the parties to be unable to meet the Minimum Proceeds Condition. In this regard, we note your disclosure on page
         51 that    it is not expected that any amount of redemptions by
Prospector   s public
         shareholders will result in the parties to being unable to meet the Minimum Cash Proceeds
         Condition.
36. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Matthew Derby, Legal Branch Chief, at
(202) 551-3334
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Christopher G. Barrett